IMS Health Inc
ARLS
P.E. 12/31/01

What do the world's 6,000,000,000 people have in common?

ims

2001 ANNUAL REVIEW

THEY WANT TO LIVE LONG, HEALTHY, PRODUCTIVE LIVES.

Pharmaceutical and healthcare companies are rising to the challenge with breakthrough R&D... innovative new medicines... and rapid product rollouts.

For these companies, the opportunities to enhance the quality of life for billions of people are enormous – but so are the business risks of developing, marketing and sustaining pharmaceutical products globally.

At every step along the way, there are complex questions... and mountains of data to analyze for answers.


HOW WELL WILL MY PRODUCT PERFORM
DURING THE NEXT FIVE YEARS?


WHAT'S THE EFFECT OF MANAGED CARE CO-PAYS
ON MY RETAIL SALES?


THE GLOBAL TARGETS ARE MANY.
WHICH SHOULD WE PURSUE?


HOW WELL ARE WE POSITIONED
AND WHO CAN WE PARTNER
FARMACIA






HOW ARE WE DOING? CAN WE DO BETTER?


THIS SPELLS OPPORTUNITY.
HOW CAN WE RESPOND?


HOW SHOULD I TARGET
MY PROMOTIONAL SPENDING?


WHAT ARE THE PRESCRIPTION SALES TRENDS
OVER THE PAST THREE YEARS?


HOW CAN I DEPLOY MY SALES TEAMS
MORE EFFECTIVELY?



Our expertise – our value – is helping customers turn information into answers and actions.

IMS is the one global source for business intelligence about the pharmaceutical market, providing critical information, analysis and solutions that drive decisions and shape strategies.

IMS... Data. Insights. Results.



2001 was a pivotal year for IMS – a year in which we moved decisively to re-ignite the growth of our business, to be the best in customer satisfaction and to sharpen our strategic vision. We enhanced our global execution, increased our investment in new product development and dramatically strengthened our services and consulting capabilities.



DAVID M. THOMAS
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

As a result, we entered 2002 a more focused business – one that serves a customer base that's growing and profitable. One that is unique in its global coverage, skills and assets. And one with the people, solutions and financial resources to create a stronger foundation for growing shareholder value.

Customers are very clear in communicating their expectations of IMS. They confirm the essential value of the information we provide on a global basis. They tell us they want a more innovative IMS that's responsive to their emerging needs. And they want us to provide more skills and analytical capability, along with our data, to help them with the critical business decisions they make every day.

We are responding to these expectations by:

- Building valuable new data assets and packaging them into solutions that are easy to use and fast to implement.
- Delivering innovative products that provide customers with new insights and support faster decision-making.
- Expanding our consulting and services capabilities to provide greater customization and value to individual clients.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

	SEC Reported			Recurring Operations[1]		
	2001	2000	1999	2001	2000	1999
Revenue						
Core IMS	$ 1,173.9	$ 1,131.2	$ 1,037.0	$ 1,173.9	$ 1,131.2	$ 1,037.0
Cognizant Technology Solutions	159.0	122.8	74.1	159.0	122.8	74.1
Transaction Businesses Segment	—	170.4	286.9	—	—	—
Total IMS Health	1,332.9	1,424.4	1,398.0	1,332.9	1,254.0	1,111.1
Operating Income						
Core IMS	288.6	282.5	290.6	392.0	378.7	324.7
Cognizant Technology Solutions	35.6	26.1	16.6	35.6	26.1	16.6
Transaction Businesses Segment	—	(171.4)	31.8	—	—	—
Total IMS Health	324.2	137.2	339.0	427.6	404.8	341.3
Net Income	$ 185.4	$ 120.8	$ 276.1	$ 270.6	$ 253.6	$ 221.3
Weighted Average Diluted Earnings Per Share	$ 0.62	$ 0.40	$ 0.86	$ 0.90	$ 0.85	$ 0.69
Supplemental Information						
Cash and Cash Equivalents	$ 268.4	$ 118.6	$ 115.9			
Shareholders' Equity	$ 218.4	$ 103.5	$ 495.2			
Shares Outstanding – Weighted Average Diluted	300.1	300.0	319.6			

(1) THE ABOVE INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES CONTAINED IN ITS 2001 ANNUAL REPORT TO SHAREHOLDERS, INCLUDED IN ITS FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. FOR A RECONCILIATION BETWEEN THE SEC REPORTED AND RECURRING OPERATIONS, PLEASE REFER TO THE COMPANY'S 2001 EARNINGS RELEASE ISSUED ON FEBRUARY 11, 2002. THIS RELEASE CAN BE ACCESSED THROUGH THE COMPANY'S WEB SITE AT WWW.IMSHEALTH.COM OR BY CONTACTING THE IMS INVESTOR RELATIONS DEPARTMENT. THE RESULTS OF RECURRING OPERATIONS EXCLUDE THE TRANSACTION BUSINESSES SEGMENT (SYNAVANT, ERISCO AND THREE NON-STRATEGIC SOFTWARE BUSINESSES), SEVERANCE, IMPAIRMENT AND OTHER CHARGES, SPIN AND RELATED COSTS, EXECUTIVE MANAGEMENT TRANSITION CHARGE, LOSS ON GARTNER INVESTMENT, GAINS (LOSSES) FROM INVESTMENTS, NET, GAIN ON SALE OF ERISCO, AND OTHER CHARGES.



Our Customers

Our customer base – the pharmaceutical industry – remains a vigorous sector, with global growth of more than 10 percent a year forecast over the next five years. A dynamic, increasingly competitive marketplace is creating new challenges for our clients. Not only are pharmaceutical companies sharpening their focus on R&D to create a steady stream of new products, they are executing more innovative and more comprehensive marketing and sales programs. Globalization has become an important strategic and tactical reality, as has the need to respond to the growing demands of government regulators.

In short, industry decision-makers are working in a more competitive, more complex environment. That's good for IMS. We can provide the customized, in-depth information and expert analysis that will help customers simplify the complexity, make the right strategic choices and maximize their success.

Just about every major pharmaceutical and biotech company in the world is a client of IMS. Our unique mix of experience, expertise, global reach and unmatched data assets makes us the right choice whenever they need help in planning marketing strategies, making investment decisions, evaluating alliances, considering new markets, preparing drug launches or deploying sales forces.

Our future is dictated by our commitment to build on those strengths. Our mission is clear: *To be integral to our clients' success by delivering critical business intelligence, decision support and services that enable them to optimize their performance and advance the quality of healthcare.*

Our Solutions

To accomplish that mission, we must build increasing value into our core offerings. We continue to add new features, functions, data and services to our product portfolio. We are enhancing the breadth and depth of the information we provide – making our services easier to use and more easily accessed. One example is IMS *EarlyView*,™ our Web-based service that delivers weekly insights directly to field sales reps, so they can visit the right prescribers and deliver the right messages every time they make a sales call.

Privacy: A Priority

IMS, a global leader in information solutions, is also a global leader in protecting individual privacy as it relates to the data we analyze and distribute.

Personal health information is among the most sensitive information relating to individuals, which is why we enforce strict controls to ensure that patient privacy is respected. Almost all of the products and services IMS offers are derived from records from which a patient cannot be identified.

In the limited circumstances where we analyze patient-identifiable information, we first obtain the patient's express prior consent.

In those markets where we collect information relating to identifiable healthcare professionals, we are committed to using that information responsibly, transparently and in compliance with local laws.

Privacy has become an increasingly important legislative and public policy issue throughout the world. In this constantly changing environment, IMS has established a Global Privacy Council, whose primary mission is to develop and disseminate comprehensive privacy principles and practices that reflect national and local regulations.

Data is the source of our business. Protecting privacy is our commitment.

Solution suites – combinations of our products and services, custom-tailored to meet specific end-user needs – are a major evolution of our offerings. Our goal is to provide customers with a complete package of customized capabilities that support every stage of decision-making – in marketing effectiveness, sales optimization and portfolio planning.

We are expanding our consulting and services capabilities to create new revenue streams, increase customer satisfaction and generate more demand for our products. That's why we acquired Cambridge Pharma Consultancy, an important step in our growth as a complete services provider. The acquisition moves us to a new level of consulting expertise in areas that are critical to our clients, including global pricing and reimbursement, strategic market development and performance improvement.

You can read more about our expanding portfolio of services and solutions on the pages that follow.

Our People

The most important ingredient contributing to our continuing success is our people, whose experience, expertise and commitment set the standard in our industry. Our skills are unmatched, but there is growing customer demand for additional insights and analysis. Investing in our people to enhance their capabilities, and to identify and develop the future leaders of our business, is a top strategic priority.

During 2001, to better leverage the talents of our people, we launched a series of global initiatives to fundamentally alter the way we interact with customers. We centralized management of product development, production, global account sales, consulting and other operations. By marshalling all of our global assets, we are becoming more responsive to customers. And we are better able to execute best practices across IMS faster and more efficiently.

One example is our global key account management initiative, which creates dedicated teams that partner with our biggest multinational customers. We've positioned account leaders throughout the world to handle global and cross-border issues and projects. These teams move IMS expertise closer to our major customers, wherever they may be, and uncover additional opportunities.

Our Financial Performance

Our financial results from recurring operations for 2001 reflect the transition that we've initiated to reduce costs and build value. While the second half of 2001 fell short of expectations, our financial results for the year were solid. Based on recurring operations, total IMS Health revenue grew 11 percent on a constant-dollar basis. IMS operating margins remained strong. Earnings per share were $0.90, up 6 percent. Net free cash flow was $195 million after a significant investment in new products and our infrastructure. We exited the year with a sound balance sheet, giving us the financial flexibility to buy back shares and consider our options to leverage the IMS franchise, grow our business and improve returns.

Our business was particularly strong in the United States, Canada and Japan, driven by new product innovations in each of these geographies. In the latter half of the year, we did experience a modest slowdown in our core business, which was the result of a number of factors, the most significant being the overall slowdown in the major economies around the world.

Despite these challenges, the market for the pharmaceutical and healthcare industry remains robust, with significant potential for further growth. And the demand for our services should continue to be strong.

In order to improve our efficiency, we implemented a Competitive Fitness program to benchmark all of our functions against best-of-class companies. We recorded a pre-tax charge of $95 million to cover costs associated with the program. That charge freed up $40 million in annual savings that we will use to reinvest in the business and improve our bottom-line performance.



"...the market for the pharmaceutical and healthcare industry remains robust, with significant potential for further growth. And the demand for our services should continue to be strong."

Our Future

2001 was a transitional year for IMS. We set in motion initiatives to transform our business – from accelerating new product innovations and delivering on the promise of global responsiveness and speed, to sharpening our focus on service and consulting. We know that IMS is a business with tremendous strengths:

- Our terrific customer base. The industry we serve is growing, and their increasing investment in sales, marketing and development is driving demand for our products and services.
- Our financial profile. Our solid growth, strong balance sheet, strong margins and significant cash flow enable us to continue to invest for growth in the business.
- Our people. A team of highly talented individuals has the drive and dedication to make their smart ideas count for clients.

We will continue to deliver the insights and intelligence that maximize our clients' success – and increase the value of your investment in IMS.

***

I would like to welcome two new directors to our board – Lou Clemente, executive vice president, Corporate Affairs, secretary and corporate counsel of Pfizer Inc.; and Kathy Giusti, president, Multiple Myeloma Research Foundation. Lou and Kathy, who joined us in December 2001 and February 2002, respectively, bring invaluable experience, knowledge and management skill to our team.

DAVID M. THOMAS
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT





How can you see what you are up against – fast?

Marketing Effectiveness

With the right mix of tenacity and creativity, IMS is helping pharmaceutical decision-makers shape better marketing strategies and focus on the right sales opportunities. It's about empowering them with integrated solutions that offer a better fix on the impact of pricing, promotion and distribution strategies on demand for drugs. We support decision-making at every phase of a prescription drug's life cycle. We track and measure prescriptions dispensed along with sales volumes, pricing and market share – by product, company, region and distribution channel. No matter where in the world, our solutions are fueled by accurate, reliable information unmatched in scale and backed by decades of experience.

When pharmaceutical companies plot their strategic directions – when they consider new investments, plan global product launches, think about expanding into new markets or weigh potential mergers or marketing alliances – IMS provides the insights and intelligence to make smart decisions.

Our integrated approach to collecting, analyzing and assessing information gives us a keen understanding of the marketplace: what's being prescribed and when, how it's being prescribed and – importantly – why it's prescribed.

At the heart of our integrated approach are powerful global information assets – hundreds of terabytes of data from tens of thousands of sources, including drug manufacturers, retail and institutional pharmacies, hospitals, wholesalers, prescribers and others. That information is stored at our Global Data Center in Plymouth Meeting, Pennsylvania, in one of four core knowledge banks: prescription, sales, medical and promotional databases.

These knowledge banks, interpreted and analyzed by IMS experts, provide an unmatched source of facts, figures, trends and perspectives covering the worldwide healthcare marketplace – precise market research information that can be translated into strategic market action.

Our prescription audits, the industry gold standard, tell customers what physicians are prescribing – and what pharmacists are dispensing – in 21 countries worldwide. Customers can track growth by distribution channel and specialty, assess new product launches, measure the effectiveness of promotions, forecast future product demand and more.

How can customers track sales into both retail and non-retail channels? Using sophisticated statistical modeling, we project sales to national-level estimates for pharmaceutical products in more than 90 countries – insights that can be used by clients to make pricing and packaging decisions, optimize distribution and monitor switches from prescription to over-the-counter products. And MIDAS,® our global data source for critical information on sales volume and market share in retail and hospital channels, tracks more than 1 million pharmaceutical brands in 70-plus countries.

IMS sales insights are integrated into a number of customized solutions. One example is IMS *Performance Tracker/Launch,*™ which provides continuous monitoring of sales trends by country and distribution channel. It offers clients a rapid assessment of how the market performance of drugs reflects both the marketer's promotional efforts and the behavior of the prescriber audience.

Our medical audits, available in more than 50 countries, examine both the occurrence and treatment of diseases. Based on physician surveys, IMS can project the number of patient consultations for a particular disease, along with details of the therapy that's prescribed for that disease. With it, customers can better balance their limited R&D resources, develop the right market entry strategies and gain insight into physician behavior.

IMS MARKETING EFFECTIVENESS SUITE

IMMEDIATE ACCESS TO CRITICAL INTELLIGENCE

IMS has launched a powerful new generation of Web-based services that answers the critical business questions pharmaceutical clients face each day. IMS Marketing Effectiveness applications offer easier access to more of our information – when customers want it, where they want it and the way they want it. And they don't have to be market research experts to use it.

Leveraging our global information assets and integrating them in new ways, these services provide immediate insights into pharmaceutical product performance, market trends and competitive intelligence.



Our comprehensive knowledge banks are valuable resources, but the key ingredient in everything IMS does is our ability to transform our portfolio of information services into solutions – customized combinations that no one else can offer.

Central to the success of any sales campaign is an effective promotional strategy. Are sales reps conveying the right product messages to the right audiences? Is direct-to-consumer advertising making a difference in physicians' prescribing behavior? IMS observes, measures, analyzes and reports on promotional activities in more than 20 markets.

In the U.S., for example, IMS *Integrated Promotional Services*™ takes a close-up look at the impact of product promotional efforts directed toward physicians – tracking promotional messages, sample volumes, sales call effectiveness and promotional reach and frequency.

Change is sweeping the world of healthcare, and IMS helps clients keep on top of the trends. One example is how we gauge the impact of managed care in the U.S. IMS *PlanTrak Weekly*™ helps those with a stake in managed care by tracking product volume and share across payers and plans, so they can better manage their marketing strategies during product launches, monitor competitive activities and manage patent expiration issues.

We also provide a wealth of information on non-prescription, over-the-counter (OTC) products sold in pharmacies and other channels in key markets – information that can be used by OTC manufacturers to better understand consumer purchasing dynamics and promotional impact.

Our solutions add value beyond the boundaries of the pharmaceutical industry. Responding to a broader range of stakeholders, including Wall Street industry analysts, we developed IMS *investigator.web*™ – our fast, flexible, easy-to-use market-assessment resource. It provides Internet access to top-line measures of performance, identifying critical trends, assessing market potential and enabling product growth forecasting.

Whether it's assessing the marketplace, or helping our clients plan a launch, manage the product life cycle or optimize a promotional campaign, our marketing effectiveness solutions are a strategic requirement.


Marketing Effectiveness Suite
Data
Insights
Results

During the planning stage of a product launch, for example, clients can check prescription and sales trends for competing products, regionally or globally. They can focus in on one time period, or concentrate on recent launches. Or they can track promotional trends by product, therapy class, market or competitor.

Pharmaceutical marketers and others can drill down to deeper levels of information for the answers they need. And for advice or guidance along the way, they can instantly connect with an IMS expert.

Initial applications focusing on product performance and daily prescription information were introduced earlier this year, with services covering competitive intelligence and the commercial potential of new products scheduled for later in 2002. The overriding goal: marketplace intelligence for instant answers and actions.


For every pharmaceutical company,
there are tens of thousands
of prescribers in scores of markets.
How can you be sure your sales force is
reaching
the right audience?



Sales Optimization

It's one thing to develop breakthrough pharmaceutical products. It's another to implement a sales strategy that drives demand – quickly, cost-effectively and with minimal complexity. Our sales optimization applications, delivered online and offline, integrate and analyze information about products, prescribers and sales teams so our customers can make their customer interactions the best they can be. Equipped with these insights, they can assess their performance across product portfolios ... distribute product samples efficiently and effectively ... and create the right compensation and incentive programs for sales teams. The result: stronger penetration strategies, real productivity improvements and new market opportunities.

The combination of our powerful sales territory, prescription tracking and prescriber profiling services helps our customers maximize the effectiveness of their sales teams – to improve their results, sharpen their skills and compensate them appropriately.

At the core of the company's solutions are our sales territory reporting services, which are offered in 51 countries and measure the sales of a client's own products and competitive products by geography. In the U.S., our *DDD*™ service offers a comprehensive survey of sales through all distribution channels. If a pharma company wants to know which of its territories are driving sales – or which distribution channels show the most promise – we can help them find the answer and refine their strategies.

When they want an even more detailed picture of market opportunities, we can draw that picture using *Xponent*,™ a service that gives decision-makers a window on the prescribing behavior of more than a million physicians worldwide. This powerful sales and marketing planning tool helps clients find the right prescribers for their products, and ensure that they get the most out of their sales teams and promotional strategies.

A new information service in Japan is giving our customers added focus to drive sales momentum. Launched in 2001, IMS *Weekly GP Pharma*™ tracks sales of pharmaceuticals dispensed by 86,000 general practitioners and 48,000 pharmacies. Complementing the hospital sales information IMS delivers weekly in Japan, we now provide a detailed, weekly look at virtually 100 percent of one of the world's largest pharmaceutical markets.

IMS is answering the call for customized solutions for sales representatives as well as their managers, with services that seamlessly integrate a company's proprietary sales data with our deep, industry-wide insights to provide instant access to sales opportunities.

One example is IMS *Xplorer.web*,™ which enables our clients' sales and marketing teams to concentrate on meeting physician needs – by blending our sales and prescription data with a company's own inputs, including segmentation plans, sales call schedules, promotional campaigns and sales goals. Introduced in the U.S. in 2001 after a successful Canadian launch, this Web-based service hosted by IMS is a turnkey solution, combining best practices in sales and marketing effectiveness with IMS expertise in information management and analysis.

IMS EARLYVIEW

TIMELY INSIGHTS FOR ACTION

Delivering the right business intelligence at the right time, every time, is the IMS *EarlyView* advantage – a unique sales optimization solution that offers prescriber insights every week, directly to sales representatives' laptops.

A customized mix of data, analytics and reports, IMS *EarlyView* combines the breadth and depth of IMS information with reliability, continuous updates and a choice of formats. The result: field sales forces have current, actionable insights



IMS is revolutionizing how sales and marketing decision-makers identify opportunities and shape strategies, with sales optimization solutions that provide a complete picture of sales and prescription activity across every channel of distribution.

We're also helping sales forces adapt rapidly to changes in the regulatory environment. The IMS *Prescriber Web Validation*™ service, launched in 2001, consults our continuously updated database of more than 1.2 million U.S. prescribers to provide verification of state license information – a federal requirement for dispensing drug samples. More than 35 pharmaceutical clients have signed up for the service, which cuts validation time from days to seconds.

The latest addition to our portfolio of information solutions is our powerful longitudinal prescription data, which drills down into insights about prescriber behavior to answer two critical questions: What new prescription decisions are physicians making – and why are they making these decisions?

Longitudinal insights provide a new depth of understanding on why, for example, doctors recommend a particular drug for a patient who is just beginning therapy, why they change dosage or why they switch patients from one drug to another during the course of treatment. We can help our clients learn more about prescriber behavior and how that behavior is changing over time. And our insights sound the alarm about market share shifts more quickly than ever.

The value of longitudinal data goes far beyond sales optimization. Our ability to integrate it into all of our solutions will give customers wall-to-wall coverage of their markets, so they can better understand prescriber and patient decisions and implement the right approaches for the long term.

Our sales optimization solutions give customers the freedom to manage information on their own terms, so they can quickly determine the forces that are shaping and reshaping the marketplace... what's working and what isn't... where the sales opportunities are... and how well they're capitalizing on those opportunities.



on which to base their sales tactics, promotional messages and timing – so they can anticipate and plan rather than react.

With it, they can better answer critical questions about sales strategy and execution, reach high-potential prescribers, adjust to competitive threats and deliver effective messages.

New features rolled out in 2001 include analytics on prescription trends and prescriber switching activity, more reporting options and Internet and e-mail delivery.

IMS *EarlyView* now serves more than half of all pharmaceutical reps in the U.S., and counting.

Day after day,
countless decisions are made
in pharmaceutical R&D and on products, pricing, promotion and performance.

How can you make those decisions smarter and faster?



Consulting

Our clients want a partner with breadth and experience to help them expand their businesses and navigate the competitive waters. IMS is that partner. Working directly with clients, our team of consultants offers expert advice in a broad range of practices. At our team's fingertips is the seamless integration of product life cycle services that leverage our industry knowledge, global scale and unique data resources. No matter where in the world, no matter which IMS team is on the job, our customers are sure they are working with the most experienced, creative and insightful people in the industry to support their decision-making.

FROM LEFT TO RIGHT: CONSULTANTS MICHAEL JASKOWIAK, YILIAN YUAN, SATYIN KAURA, KAREN MILLS AND WALTER OLESIAK.



When pharmaceutical decision-makers face complex choices, our consulting team helps evaluate their options and develop strategies for action. We focus our analytical horsepower on issues and outcomes, with practical solutions that pharmaceutical companies have long sought and for which there is surging demand.

Marshalling the full resources of IMS around the world, we custom-tailor solutions in a variety of areas, including strategic market development, R&D portfolio management, sales and marketing effectiveness, organization strategy, pricing and reimbursement, and performance improvement.

Our consulting team helps pharma companies refine and improve their sales and marketing Information Technology infrastructures, ensuring a strategic alignment between a company's goals and its information systems and processes. Our development teams also can customize the formatting of IMS data to meet a client's unique business or system requirements.

Clients turn to IMS because of our ability to interpret, analyze and utilize global insights. They look to us for independent, objective judgments and practical, timely recommendations – and a clearer understanding of their customers and their markets.

WE HELP them map opportunities, with new product forecasts, market assessments, segmentation and positioning plans, as well as evaluations of potential mergers and acquisitions.

WE ASSIST in performance benchmarking by researching best practices in the industry. And we conduct research on company image and customer satisfaction.

WE TEST communications strategy – promotional messages as well as advertising concepts – and measure pharma customers' brand awareness and attitudes.

WE PROVIDE important input to pricing and reimbursement strategies.

WE APPROACH each client request armed with a portfolio of qualitative and quantitative techniques, including surveys, focus groups and computer models.

Our experts answer questions about every aspect of the marketplace. For example, we can test a company's concept of a new product before that product has emerged from the conceptual stage. Is it promising enough for the company to invest more in R&D?

IMS SALES STRATEGY EVALUATOR

CUSTOMIZED SALES SOLUTION

IMS *Sales Strategy Evaluator*™ is a sales optimization package that focuses on a critical marketplace factor: the effectiveness of promotional activities on physicians' prescribing behavior. Like every consulting service offered by IMS, it's a customized solution. A team of experts – consultants, project managers and analysts – works to integrate our *Xponent* retail-pharmacy prescription data with the client's own sales information to answer key strategic and tactical questions.



Clients turn to our consulting team for custom-tailored solutions in a variety of areas, including strategic market development, R&D portfolio management, sales and marketing effectiveness, organization strategy, pricing and reimbursement, and performance improvement.

A drug is succeeding in the European market. Will it do as well in the U.S.? In Latin America? In Asia?

A client asks how managed care organizations will evaluate its product. What kinds of supporting data will managed care decision-makers need to recommend adoption of the drug?

The sales force is a pharmaceutical company's most important competitive asset. How effective is it, and what is the optimal level of sales support for a particular drug?

Every answer we provide – every option we suggest – every action we recommend – is built on a solid foundation of knowledge, experience and expertise.

The acquisition of Cambridge Pharma Consultancy in 2001 by IMS broadens the scope and reach of our consulting offerings. Based in London and New York City, the firm counts senior management in the top-tier pharmaceutical companies in Europe, Japan and the U.S. as long-term clients.

Even before the acquisition, Cambridge Pharma was already the largest independent consulting firm focused exclusively on the bio-pharmaceutical industry. The firm provides advice and solutions to senior pharmaceutical decision-makers, with a focus on improving R&D productivity, developing new markets, creating pharmaceutical blockbusters and maximizing the effectiveness of marketing and sales expenditures. It also offers expert advice in key policy areas affecting the industry, including global pricing and reimbursement, pharmaceutical health policy and the integration of new technologies into healthcare systems. Cambridge Pharma solutions are in high demand from our customers and very complementary to our current offerings.

Expanding our sales and marketing Information Technology capabilities, we announced an alliance with Cognizant Technology Solutions, a leading provider of custom software development, systems integration and outsourcing services. IMS owns a majority interest in Cognizant, which provides technology intensive IT services for our customized solutions – including data warehousing, e-business, systems integration and management, and implementation of packaged applications. This alliance enables IMS to provide both strategic consulting and a full set of IT services as clients move from strategy to implementation.





IMS *Sales Strategy Evaluator* helps a client judge whether its targeting strategy is the right one... whether its product promotion message is really getting through to doctors... whether promotional media such as direct mail and advertising are contributing to sales... and whether clients have identified the optimum promotional mix.

The service is one more example of how IMS combines sales and marketing know-how with our global data assets to create powerful, customized solutions.

BOARD OF DIRECTORS

is president of Alexander & Associates, Inc., a consulting firm specializing in workforce inclusiveness. He has served as non-executive chairman of Moody's Corporation, a global credit rating, research and risk analysis firm, since 2000. He has served on the IMS board since 1998 and is a member of the Compensation and Benefits Committee and Nominating and Governance Committee.

is executive vice president, Corporate Affairs, secretary and corporate counsel of Pfizer Inc., a global pharmaceutical company. He was elected to the IMS board in 2001 and serves on the Nominating and Governance Committee.

is president of the Multiple Myeloma Research Foundation, a non-profit organization aimed at funding research and advancing awareness of multiple myeloma. She joined the IMS board in 2002 and is a member of the Audit Committee.

is chairman, Imlay Investments, Inc., a private venture capital investment firm. He has been an IMS director since 1998 and is a member of the Compensation and Benefits Committee.

is former chairman and chief executive officer of ADVO, Inc., and former chairman and chief executive officer of DIMAC Marketing Corporation, both direct marketing services firms. He was elected to the IMS board in 1998, serves on the Compensation and Benefits Committee and chairs the Nominating and Governance Committee.

is chairman emeritus and former chairman and chief executive officer of Owens-Illinois, Inc., a company specializing in glass, plastic and other packaging products. An IMS director since 1998, he is a member of the Audit Committee. Mr. Lanigan is resigning from the board in May 2002.

is president and chief executive officer of The New Power Company, a provider of energy and related services. He has been an IMS director since 1998 and serves on the Audit Committee.

is executive vice president and president, European Region of IMS. He has been an IMS director since 2000.

is a private investor who has served on the IMS board since 1998. He chairs the Compensation and Benefits Committee.

is chairman, chief executive officer and president of IMS. He has been an IMS director since 2000 and is a member of the Nominating and Governance Committee.

is president and chief executive officer of Blue Cross & Blue Shield of Massachusetts, a health insurance firm. He was elected to the IMS board in 1998 and chairs the Audit Committee.

SHAREHOLDER INFORMATION

Officers

Chairman, Chief Executive Officer and President

Senior Vice President and Chief Financial Officer

Vice President and Controller

Senior Vice President, General Counsel and Corporate Secretary

Vice President, Investor Relations and Acting Treasurer

Operating Unit Executives

Senior Vice President, IMS Global Consulting and Services

Chairman, IMS Asia Pacific

President, IMS Canada and Latin America

Chairman and Chief Executive Officer
Cognizant Technology Solutions Corporation

President, IMS U.S.

Executive Vice President and President, IMS European Region

Corporate Headquarters
IMS Health
1499 Post Road
Fairfield, CT 06430
Tel: 203 319-4700

Independent Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

Transfer Agent
Inquiries on stock-related matters, including dividend payments, stock transfers, address changes, lost certificates, name changes, etc., should be directed to IMS's transfer agent, American Stock Transfer & Trust Company:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Tel: 212 936-5100
www.amstock.com

Investor Relations
Shareholders, institutional investors, financial analysts and portfolio managers should direct questions to:

Jack Walsh
Vice President
Investor Relations
IMS Health
1499 Post Road
Fairfield, CT 06430
Tel: 203 319-4750
Fax: 203 319-4527
Email: jwalsh@imshealth.com

Common Stock Information
The company's common stock is listed on the New York Stock Exchange under the symbol RX.

Corporate & Regional Headquarters

Corporate Headquarters
1499 Post Road
Fairfield, CT
06430-5940
USA
203 319-4700

United States
Plymouth Meeting
Executive Campus
660 W. Germantown Pike
Plymouth Meeting, PA
19462-0905
USA
610 834-5000

Asia Pacific
Aobadai Hills
4-7-7 Aobadai
Meguro-ku, Tokyo
153-0042
Japan
81 (03) 5481 5581

Europe/Africa/Middle East
7 Harewood Avenue
London NW1 6JB
United Kingdom
44 020 7393 5100

Canada/Latin America
6100 Trans Canada Highway
Pointe-Claire
Quebec, H9R 1B9
Canada
514 428-6000

LOCATIONS

Our global presence extends to more than 100 countries. For a regional listing of IMS country offices and local contact information, visit www.imshealth.com





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IMS HEALTH INCORPORATED 1499 POST ROAD FAIRFIELD, CT 06430


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